# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: YD Bio Ltd, CIK 0002011674
CUSIP: G98301107
Title of class of securities: Ordinary Shares, par value of US$0.0001 per share
Address of issuer's principal executive offices: 12F., No. 3, Xingnan St, Nangang Dist.,, Taipei City, Taiwan (F5), 115001
Date of event which requires filing of this statement: 02/17/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002099921

## Reporting persons
- Ethan Shen: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); sole voting power 11,224,153; shared voting power 43,120,858; sole dispositive power 11,224,153; shared dispositive power 43,120,858; aggregate amount beneficially owned 54,345,011 (77.06% of the class)
  Comment: Numbers in Rows 5-9 consist of (i) 43,120,858 Ordinary shares held by YD Biopharma Holding Limited and (ii) 11,224,153 Ordinary shares held directly by Mr. Ethan Shen. YD Biopharma Holding Limited is a company incorporated in the Cayman Islands and Dr. Shen is the beneficial owner of all of the equity interests issued by YD Biopharma Holding Limited.
  
  Number in Row 11 is based on a total of 70,521,359 ordinary shares of the Issuer of November 17, 2025 reported in the Issuer's Rule 424(b)(3) Prospectus filed on November 17, 2025.
- YD Biopharma Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 43,120,858; sole dispositive power 0; shared dispositive power 43,120,858; aggregate amount beneficially owned 43,120,858 (61.15% of the class)
  Comment: Numbers in Rows 5-9 consist of 43,120,858 Ordinary shares held by YD Biopharma Holding Limited. YD Biopharma Holding Limited is a company incorporated in the Cayman Islands and Dr. Shen is the beneficial owner of all of the equity interests issued by YD Biopharma Holding Limited.
  
  Number in Row 11 is based on a total of 70,521,359 ordinary shares of the Issuer of November 17, 2025 reported in the Issuer's Rule 424(b)(3) Prospectus filed on November 17, 2025.

## Item 1. Issuer
Name of issuer: YD Bio Ltd
Address of issuer's principal executive offices: 12F., No. 3, Xingnan St., Nangang Dist., Taipei City 115001, Taiwan

## Item 2. Person Filing
Name of person filing:
Ethan Shen

YD Biopharma Holding Limited
Address of principal business office or, if none, residence:
Ethan Shen: 15 F.-5 No. 508, Sec. 7, Zhongxiao E. Rd., Nangang Dist. Taipei City 115011, Taiwan

YD Biopharma Holding Limited: c/o YD Biopharma Limited, 12F., No. 3, Xingnan St., Nangang Dist., Taipei City 115001, Taiwan
Citizenship:
Ethan Shen - Taiwan

YD Biopharma Holding Limited - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row (9) of each cover page.

Ethan Shen: 54,345,011

YD Biopharma Holding Limited: 43,120,858
Percent of class:
See Row (11) of each cover page.

Ethan Shen: 77.06%

YD Biopharma Holding Limited: 61.15%
Sole power to vote or to direct the vote:
See Row (5) of each cover page.

Ethan Shen: 11,224,153

YD Biopharma Holding Limited: 0
Shared power to vote or to direct the vote:
See Row (6) of each cover page.

Ethan Shen: 43,120,858

YD Biopharma Holding Limited: 43,120,858
Sole power to dispose or to direct the disposition:
See Row (7) of each cover page.

Ethan Shen: 11,224,153

YD Biopharma Holding Limited: 0
Shared power to dispose or to direct the disposition:
See Row (8) of each cover page.

Ethan Shen: 43,120,858

YD Biopharma Holding Limited: 43,120,858

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ethan Shen: /s/ Ethan Shen, Ethan Shen (02/17/2026)
- YD Biopharma Holding Limited: /s/ Ethan Shen, Director (02/17/2026)